SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Adept Technology, Inc.

(Name of Subject Company (Issuer))

Hoffman Acquisition Corp.

a wholly-owned subsidiary of

Omron Management Center of America, Inc.

a wholly-owned subsidiary of

OMRON Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities)

K. Blake Thatcher

Vice President and General Counsel

Omron Management Center of America, Inc.

2895 Greenspoint Parkway, Suite 100

Hoffman Estates, IL 60169

(224) 520-7651

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Barth, Esq.

Russell E. Ryba, Esq.

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 271-2400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$210,485,431	$24,458.41

*                                          Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 16,191,187 shares of common stock, par value $0.001 per share, of Adept Technology, Inc., at a purchase price of $13.00 per share. Such number of shares consists of 14,614,358 shares outstanding as of September 21, 2015, 1,551,064 shares that may be issued before the expiration of the Offer under stock options and/or restricted stock units and 25,765 shares that may be issued before the expiration of the Offer under outstanding employee stock purchase plan rights.

**                                    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,458.41	Filing Party: Omron Management Center of America, Inc.
Form or Registration No. Schedule TO	Date Filed: September 23, 2015

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on September 23, 2015 (as amended by Amendment No. 1 thereto filed with the SEC on October 5, 2015, Amendment No. 2 thereto filed with the SEC on October 7, 2015, and as amended hereby, the “Schedule TO”), which relates to the offer by Hoffman Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), which is a wholly-owned subsidiary of OMRON Corporation, a Japanese corporation (“OMRON”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adept Technology, Inc., a Delaware corporation (“Adept”), at a purchase price of $13.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of OMRON, OMCA and the Purchaser.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The information set forth in the item “Legal Proceedings” in the Offer to Purchase is incorporated herein by reference and hereby amended and restated in its entirety as set forth below:

“On September 29, 2015, Albert Iannaci filed a purported class action lawsuit (the “Iannaci Action”) on behalf of himself and all other public stockholders of Adept in the Superior Court of the State of California in the County of Alameda, case number RG15787633, against Adept, Adept’s directors, OMRON, OMCA and the Purchaser alleging, among other things, that Adept’s directors breached their fiduciary duties by allegedly agreeing to sell Adept at an inadequate price, agreeing to preclusive transaction terms and failing to disclose sufficient information regarding the transaction. Plaintiff in the Iannaci Action also alleges that Adept, OMRON, OMCA, and the Purchaser aided and abetted Adept’s directors’ alleged breaches. On October 8, 2015, a second complaint, entitled Bradley v. Adept Technology, et al. (the “Bradley Action”) was filed in the Superior Court of the State of California in the County of Alameda, case number RG15788946, against the same defendants, alleging the same causes of action on behalf of the same putative class and based on substantially similar factual allegations as alleged in the Iannaci Action.

On October 14, 2015, the parties to the Iannaci Action and the Bradley Action (collectively, the “Actions”) entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Superior Court of the State of California, to settle the Actions. Pursuant to the MOU, the defendants agreed to make certain supplemental disclosures as described in Adept’s Schedule 14D-9, as amended. The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Superior Court of the State of California in the County of Alameda for review and approval, (b) the Stipulation will provide for dismissal of the Actions, (c) the Stipulation will include a general release of defendants of claims relating to the Offer, the Merger, and the Merger Agreement and (d) the proposed settlement is conditioned on, among other things, consummation of the Merger, completion of confirmatory discovery, class certification, and final approval by the Superior Court of the State of California after notice to Adept’s stockholders. Notwithstanding the MOU, there can be no assurance that the Merger will be consummated or that the court will approve the settlement contemplated by the MOU. The settlement will not affect the amount of consideration that Adept’s stockholders are entitled to receive in the Offer or the Merger. The parties to the Actions anticipate that plaintiff’s counsel will seek attorneys’ fees, in an amount to be determined by the court.

Defendants deny all liability with respect to the facts and claims alleged in the Actions and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement Adept’s Schedule 14D-9, as amended, under any applicable rule, statute, regulation or law. However, to avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Merger, to minimize the expense of defending such litigation, to remove the distraction of continued litigation and to provide additional information to Adept’s stockholders at a time and in a manner that would not cause any delay of the closing of the Offer or the Merger, defendants have agreed to the terms of the proposed settlement described above.

On October 7, 2015, a separate action entitled James Irvine v. Rob Cain, et al., case number 11587-VCG, on behalf of himself and all other public stockholders of Adept was filed in the Court of Chancery for the State of Delaware (the “Irvine Action”) against Adept’s directors, Adept, OMRON, OMCA, and the Purchaser. The plaintiff in the Irvine Action alleged that Adept’s directors breached their fiduciary duties by allegedly agreeing to sell Adept at an inadequate price, agreeing to preclusive transaction terms and failing to disclose sufficient information regarding the transaction. Plaintiff in the Irvine Action also alleged that Adept, OMRON, OMCA, and the Purchaser aided and abetted Adept’s directors’ alleged breaches. On

October 13, 2015, the plaintiff in the Irvine Action filed a Motion of Voluntary Dismissal Without Prejudice, which Motion was granted by the Court of Chancery for the State of Delaware later that same day.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hoffman Acquisition Corp.

By:	/s/ Nigel Blakeway
	Name:	Nigel Blakeway
	Title:	Chairman, Chief Executive Officer and President

Omron Management Center of America, Inc.

By:	/s/ Nigel Blakeway
	Name:	Nigel Blakeway
	Title:	Chairman, Chief Executive Officer and President

OMRON Corporation

By:	/s/ Yoshihito Yamada
	Name:	Yoshihito Yamada
	Title:	President and Chief Executive Officer

Date: October 15, 2015

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of September 23, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(C)

Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(D)

Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(E)	Press Release dated September 16, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(a)(1)(F)	Press Release dated September 23, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(a)(1)(G)

Summary Advertisement published in the Wall Street Journal on September 23, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(d)(1)

Agreement and Plan of Merger, dated as of September 16, 2015, by and among Adept, the Purchaser, OMCA and OMRON (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(d)(2)

Form of Director & Officer Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(d)(3)

Form of Stockholder Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)

(d)(4)

Mutual Non-Disclosure Agreement, dated as of November 7, 2014, by and between Adept and Omron Electronics LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)

(d)(5)

Confidentiality Agreement, dated as of May 29, 2015, by and between Adept and OMCA (incorporated by reference to Exhibit (d)(5) to the Schedule TO-T filed by OMRON, OMCA and the Purchaser with the SEC on September 23, 2015)